Report in Respect of Voting Results Pursuant to Section 11.3 of National
Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of trust units of Harvest Energy Trust held May 20, 2008 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote

1.	Ordinary resolution to approve the appointment of Valiant Trust Company as trustee of Harvest Energy Trust.	Resolution approved

2.	Ordinary resolution to fix the number of directors of Harvest Operations Corp. to be elected at the Meeting at eight.	Resolution approved

3.

Ordinary resolution to approve the election of the eight nominees as directors of Harvest Operations Corp. to hold office until the next annual election of directors or until their successors are elected or appointed as described in the information circular – proxy statement of Harvest Energy Trust dated March 20, 2008 (the "Information Circular").

Resolution approved

4.

Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of Harvest Energy Trust to hold office until the next annual meeting or until their successors are appointed.

Resolution approved

5.	Special resolution to approve the amendments to the Fourth Amended and Restated Trust Indenture dated January 1, 2008 as described in the Information Circular.	Resolution approved

6.

Ordinary resolution to approve the grant of unallocated rights under the Trust Unit Rights Incentive Plan of Harvest Operations Corp. as described in the Information Circular and to approve those amendments to the Trust Unit Rights Incentive Plan which were set forth in the press release issued by Harvest Energy Trust on May 7, 2008.

Resolution approved

7.

Ordinary resolution to approve the grant of unallocated rights under the Unit Award Incentive Plan of Harvest Operations Corp. as described in the Information Circular and to approve those amendments to the Unit Award Incentive Plan which were set forth in the press release issued by Harvest Energy Trust on May 7, 2008.

Resolution approved

The resolutions to approve matter numbers 5, 6 and 7 noted above were conducted by way of ballot. Attached to this report is a report of Computershare Trust Company of Canada, the scrutineers of the Meeting, in respect of this ballot.

Dated at Calgary, Alberta this 21st day of May, 2008.

HARVEST ENERGY TRUST
by Harvest Operations Corp.

Per:	/s/ "F. Steven Saunders"
F. Steven Saunders
Director of Taxation and Assistant Corporate Secretary